UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of August, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: August 11, 2008                      /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                             JUNE 30, 2008 AND 2007
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the six months ended June 30, 2008 have been prepared by management and are the responsibility of the Company's management.



August 11, 2008

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                     JUNE 30,      DECEMBER 31,
                                                       2008            2007
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    198,460         183,628
Short-term investments (Note 4)                      24,564,146       6,813,462
Marketable Securities (Note 5)                          535,500               -
Amounts receivable, prepaids and deposits (Note 9)      291,474         627,400
Navidad interest (Note 2 )                                    -      18,500,000
                                                   ------------    ------------
                                                     25,589,580      26,124,490

Mineral properties and deferred costs (Note 6)           35,587               -
                                                   ------------    ------------
                                                     25,625,167      26,124,490
                                                   ============    ============


                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 9)      142, 714         105,724
                                                   ------------    ------------


                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 7)                               58,753,501      58,753,501

WARRANTS (Note 7)                                     1,281,946       1,281,946

CONTRIBUTED SURPLUS (Note 8)                          6,157,412       6,157,412

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 5)          35,700               -

DEFICIT                                             (40,746,106)    (40,174,093)
                                                   ------------    ------------
                                                     25,482,453      26,018,766
                                                   ------------    ------------
                                                     25,625,167      26,124,490
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)

NAVIDAD INTEREST (Note 2)

COMMITMENTS (Note 9)


APPROVED BY THE BOARD

"DAVID HORTON"                     , Director
----------------------------------

"ROBERT STUART ANGUS"             , Director
----------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

EXPENSES

Administrative and management services                   68,924          66,157         117,352         152,585
Corporate development and investor relations             51,091           4,265          81,644          31,664
General exploration                                      63,578             241          82,456           3,707
Office and sundry                                        53,884          44,945         141,562          79,152
Professional fees                                       102,410         262,145         232,070         483,101
Rent, parking and storage                                24,113          10,725          44,936          25,197
Salaries and employee benefits                           71,070          50,711         142,276         125,497
Transfer agent and regulatory fees                        9,555           1,341          60,013          65,256
Travel and accommodation                                 10,646           6,468          38,190          13,225
Navidad holding costs (Note 2)                                -          36,915               -          77,775
                                                   ------------    ------------    ------------    ------------
                                                        455,271         483,913         940,499       1,057,159
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (455,271)       (483,913)       (940,499)     (1,057,159)
                                                   ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE)

Foreign exchange loss                                   (10,243)         (7,737)        (13,984)         (8,861)
Interest income                                         207,658          83,132         382,470         171,296
                                                   ------------    ------------    ------------    ------------
                                                        197,415          75,395         368,486         162,435
                                                   ------------    ------------    ------------    ------------
LOSS FOR THE YEAR                                      (257,856)       (408,518)       (572,013)       (894,724)

DEFICIT - BEGINNING OF PERIOD                       (40,488,250)    (39,575,610)    (40,174,093)    (39,089,404)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (40,746,106)    (39,984,128)    (40,746,106)    (39,984,128)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                  (0.01)          (0.01)          (0.01)          (0.02)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        52,132,064      52,120,164      52,132,064      52,066,614
                                                   ============    ============    ============    ============



              INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
                   (UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

                                                               2008
                                                   ----------------------------
                                                   THREE MONTHS     SIX MONTHS
                                                       ENDED           ENDED
                                                      JUNE 30,         JUNE 30,
                                                         $               $

LOSS FOR PERIOD                                        (257,856)       (572,013)

OTHER COMPREHENSIVE INCOME

Unrealized gain on available-for-sale
   marketable securities                                 35,700          35,700
                                                   ------------    ------------
COMPREHENSIVE LOSS FOR THE PERIOD                      (222,156)       (536,313)
                                                   ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                             JUNE 30,                        JUNE 30,
                                                   ----------------------------    ----------------------------
                                                       2008            2007            2008            2007
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (257,856)       (408,518)       (572,013)       (894,724)
Items not affecting cash
   Accrued interest                                    (184,202)        (71,563)       (350,684)       (139,967)
                                                   ------------    ------------    ------------    ------------

                                                       (442,058)       (480,081)       (922,697)     (1,034,691)
Change in non-cash working capital balances             (19,936)       (431,734)        372,916        (357,492)
                                                   ------------    ------------    ------------    ------------
                                                       (461,994)       (911,815)       (549,781)     (1,392,183)
                                                   ------------    ------------    ------------    ------------

INVESTING ACTIVITIES

Expenditures on mineral properties and
   deferred costs                                       (35,587)              -         (35,587)              -
Receipt of Navidad interest                                   -               -      18,500,000               -
Increase in marketable securities                      (499,800)              -        (499,800)              -
Decrease (increase) in short-term investments         1,100,000         500,000     (17,400,000)      1,000,000
                                                   ------------    ------------    ------------    ------------
                                                        564,613         500,000         564,613       1,000,000
                                                   ------------    ------------    ------------    ------------

FINANCING ACTIVITIES
Issuance of common shares                                     -          59,500               -          59,500
                                                   ------------    ------------    ------------    ------------

(DECREASE) INCREASE IN CASH                            (102,619)       (352,315)         14,832        (332,683)

CASH - BEGINNING OF PERIOD                               95,841         411,052         183,628         391,420
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    198,460          58,737         198,460          58,737
                                                   ============    ============    ============    ============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
       INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)

                                                     SIX MONTHS ENDED JUNE 30,
                                                   ----------------------------
                                                       2008            2007
                                                         $               $

SHARE CAPITAL

Balance at beginning of period                       58,753,501      58,664,727
Exercise of options                                           -          59,500
                                                   ------------    ------------
Balance at end of period                             58,753,501      58,724,227
                                                   ------------    ------------

WARRANTS

Balance at beginning and end of period                1,281,946       1,281,946
                                                   ------------    ------------

CONTRIBUTED SURPLUS

Balance at beginning and end of period                6,157,412       6,152,265
                                                   ------------    ------------

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance at beginning of period                                -               -
Net unrealized gain on available-for-sale
   marketable securities                                 35,700               -
                                                   ------------    ------------
Balance at end of period                                 35,700               -
                                                   ------------    ------------

DEFICIT

Balance at beginning of period                      (40,174,093)    (39,089,404)
Loss for the period                                    (572,013)       (894,724)
                                                   ------------    ------------
Balance at end of period                            (40,746,106)    (39,984,128)
                                                   ------------    ------------

TOTAL SHAREHOLDERS' EQUITY                           25,482,453      26,174,310
                                                   ============    ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         IMA Exploration Inc. (the "Company") is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts that were shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The Company considers that it has adequate resources to maintain its core operations for the next fiscal year.


2.       NAVIDAD INTEREST

         As at December 31, 2007, the Company recorded a Navidad interest balance of $18,500,000. The Company received $7.5 million on January 8, 2008 plus interest that had accrued in the amount of $341,380. The balance of $11 million was received on February 11, 2008.


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

         NEW ACCOUNTING POLICIES

         Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

         GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the six months ended June 30, 2008.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         CAPITAL DISCLOSURES

         CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

                 (i)       qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                 (ii)      summary  quantitative  data  about what it manages as
                           capital.
                 (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                 (iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

         GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

         FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued section 3862 FINANCIAL INSTRUMENTS - DISCLOSURES and Section 3863 FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



3.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.


4.       SHORT-TERM INVESTMENTS

         As at June 30, 2008 and December 31, 2007, the Company held short-term investments comprised of the following:

                                                                                       JUNE 30, 2008
                                                                           ------------------------------------
                                                                           MATURITY              PRINCIPAL AND
                                                                                               ACCRUED INTEREST
                                                                                                       $

         12 month term deposit
            - 4.45% annual interest rate ($6,100,000 principal amount)     August 13, 2008         6,355,497
         12 month term deposit                                             January 6, 2009         7,064,127
            - 3.45% annual interest rate ($7,000,000 principal amount)
         12 month term deposit
            - 3.45% annual interest rate ($10,000,000 principal amount)    February 10, 2009      10,131,384
         12 month term deposit
            - 3.45% annual interest rate ($1,000,000 principal amount)     February 10, 2009       1,013,138
                                                                                                ------------
                                                                                                  24,564,146
                                                                                                =============


                                                                                      DECEMBER 31, 2007
                                                                           ------------------------------------
                                                                           MATURITY              PRINCIPAL AND
                                                                                               ACCRUED INTEREST
                                                                                                       $

         12 month term deposit
          - 4.45% annual interest rate ($6,700,000 principal)              August 13, 2008         6,813,462
                                                                                                ============



         All term deposits are fully redeemable in full or portion at the Company's option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of investment. The principal and interest are unconditionally guaranteed by the Bank of Montreal.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



5.       MARKETABLE SECURITIES

         During the period, the Company purchased 3,570,000 common shares of a public corporation, which have common directors, for $499,800. As at June 30, 2008, the 3,570,000 common shares had a quoted market value of $535,500. The Company has designated its marketable securities as financial assets available-for-sale and accordingly, changes to their fair value are recorded in other comprehensive income in the period they occur.


6.       MINERAL PROPERTIES

         The Company has entered into a binding Letter of Intent with Western Copper Corporation ("Western Copper") and is preparing an Option Agreement to further explore and develop the Hushamu Property and in which the Company has the right to acquire up to a 70% interest. The Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C.

         The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three the
         Company will spend an additional $13.1 million on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1). The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

         During the period the Company capitalized mineral property expenditures of $35,587, which relate to the preliminary work done for the work program scheduled to commence this Fall.


7.       SHARE CAPITAL

         Authorized   - unlimited common shares without par value
                      - 100,000,000 preferred shares without par value

         Issued - common shares                            JUNE 30, 2008                 DECEMBER 31, 2007
                                                   ----------------------------    ----------------------------
                                                      NUMBER             $            NUMBER             $

         Balance, beginning of period                52,132,064      58,753,501      52,013,064      58,664,727

         Exercise of options                                  -               -         119,000          59,500
         Contributed surplus reallocated on
            exercise of options                               -               -               -          29,274
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      52,132,064      58,753,501      52,132,064      58,753,501
                                                   ============    ============    ============    ============

         (a)      Stock options and stock-based compensation

                  The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The stock options granted are subject to a four month hold period and exercisable for a period of five years.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



7.       SHARE CAPITAL (continued)

                  A summary of the changes in the number of stock options outstanding and exercisable for the six months ended June 30, 2008 is as follows:
                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                      NUMBER           PRICE
                                                                         $

                  Balance, beginning of period        4,330,000         2.72
                  Cancelled /forfeited                  (95,000)        3.32
                  Expired                              (325,000)        0.90
                                                   ------------         ----
                  Balance, end of period              3,910,000         2.86
                                                   ============         ====

                  Stock options outstanding and exercisable at June 30, 2008 are as follows:

                                        EXERCISE
                      NUMBER             PRICE                 EXPIRY DATE
                                           $

                     1,170,000            1.87                 August 27, 2008
                     1,272,000            3.10                 March 24, 2009
                       765,000            4.16                 March 16, 2010
                       380,000            2.92                 November 16, 2010
                       223,000            3.21                 June 22, 2011
                       100,000            0.47                 October 23, 2012
                  ------------
                     3,910,000
                  ============

         (b)      Warrants

                  A summary of the changes in warrants for the six months ended June 30, 2008 is as follows:
                                                                     WEIGHTED
                                                                      AVERAGE
                                                                     EXERCISE
                                                      NUMBER           PRICE
                                                                         $

                  Balance, beginning of period        3,271,070         3.62
                  Expired                            (1,604,400)        3.80
                                                   ------------         ----
                  Balance, end of period              1,666,670         3.45
                                                   ============         ====

                  Common shares reserved pursuant to warrants and agent warrants outstanding at June 30, 2008 are as follows:

                                        EXERCISE
                      NUMBER             PRICE                EXPIRY DATE
                                           $

                     1,666,670            3.45                September 14, 2009
                  ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



8.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:

                                                     JUNE 30,      DECEMBER 31,
                                                       2008            2007
                                                         $               $

         Balance, beginning of period                 6,157,412       6,152,265
         Contributed Surplus as a result of
            stock options granted                             -          34,421
         Contributed Surplus reallocated on
            exercise of stock options                         -         (29,274)
                                                   ------------    ------------
         Balance, end of period                       6,157,412       6,157,412
                                                   ============    ============

9.       RELATED PARTY TRANSACTIONS

         (a) The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2008, the Company incurred fees of $225,048 (2007 - $181,947)
                  to the Grosso Group: $229,338 (2007 - $252,338) was paid in monthly payments and $4,290 (2007 - $70,391) is included in other receivables, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. Also included in accounts receivable, prepaids and deposits is a $205,000 (2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

                  Effective May 31, 2008 Astral withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

         (b) During six months ended June 30, 2008, the Company paid $185,000 (2007 - $159,400) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

         (c) Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee. Accordingly, the total compensation paid to the director in the six months ended June 30, 2008 was $60,000. This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

                  The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus.

         (d) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000. Accordingly, the total compensation paid to the President in the six months ended June 30, 2008 was $125,000 (2007 - $125,000). This amount is included in the total amount paid to directors and officers discussed in Note 9(b) above.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2007
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



9.       RELATED PARTY TRANSACTIONS (continued)

                  In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2008, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

                  Effective May 1, 2007, the Company negotiated agreements with the four other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the period ended June 30, 2008, the Company has accrued a total of $38,292 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

         All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


10.      SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six months ended June 30, 2008.

         The Company's total assets are segmented geographically as follows:

                                                   JUNE 30, 2008
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets              25,587,493           2,087      25,589,580
         Mineral Properties and
            deferred costs               35,587               -               -
                                   ------------    ------------    ------------
                                     25,623,080           2,087      25,625,167
                                   ============    ============    ============

                                                 DECEMBER 31, 2007
                                   --------------------------------------------
                                      CANADA         ARGENTINA         TOTAL
                                         $               $               $

         Current assets              26,102,160          22,330      26,124,490
                                   ------------    ------------    ------------
                                     26,102,160          22,330      26,124,490
                                   ============    ============    ============

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2008


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of August 11, 2008, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the six months ended June 30, 2008 and audited annual consolidated financial statements and related notes for the year ended December 31, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at www.sedar.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, that the Company can access financing, appropriate equipment and sufficient labour. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

During the first quarter, the Company was paid $18,500,000 as consideration for the Navidad interest. The Company received the $7.5 million held in trust on January 8, 2008 plus interest that had accrued in the amount of $341,380. The balance of $11 million was received on February 11, 2008.

On May 12, 2008 the Company announced that it entered into a binding Letter of Intent with Western Copper Corporation ("Western Copper") to further explore and develop the Island Copper Property in which the Company has the right to acquire up to a 70% interest. The Island Copper Property, which includes the Hushamu porphyry style copper-molybdenum-gold deposit is located on northern Vancouver Island, B.C., approximately 25 kilometers southwest of Port Hardy, B.C.

The Hushamu deposit hosts a NI 43-101 compliant measured and indicated resource of 230.9 million tonnes grading 0.28% Cu and 0.31 g/t Au, containing 2.08 million ounces of gold and 1.39 billion pounds of copper, as well as an inferred resource of 52.8 million tonnes grading 0.28% Cu, 0.38 g/t Au, containing 327 million pounds of copper and 0.59 million ounces of gold. The deposit also contains unclassified molybdenum mineralization.

Table 1 summarizes the April 2005 mineral resource estimate at 0.10%, 0.20% and 0.30% Cu cut-offs. Additional infill and step out drilling is required to define the molybdenum, silver, and rhenium content and define the extent of mineralization.


   TABLE 1: SUMMARY OF RESOURCE ESTIMATION FOR THE HUSHAMU COPPER-GOLD DEPOSIT
--------------------------------------------------------------------------------
                            TONNAGE ABOVE
CLASS                        CU CUT-OFF       CUT-OFF      GRADE CU     GRADE AU
                                 (%)       MILLION TONNES    (%)          (G/T)
--------------------------------------------------------------------------------
Measured                        0.10           87.7          0.21          0.206
--------------------------------------------------------------------------------
Indicated                       0.10          495.8          0.20          0.240
--------------------------------------------------------------------------------
Measured + Indicated            0.10          583.5          0.20          0.240
--------------------------------------------------------------------------------
Inferred                        0.10          151.9          0.19          0.274
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Measured                        0.20           39.2          0.29          0.309
--------------------------------------------------------------------------------
Indicated                       0.20          191.7          0.27          0.309
--------------------------------------------------------------------------------
Measured + Indicated            0.20          230.9          0.28          0.309
--------------------------------------------------------------------------------
Inferred                        0.20           52.8          0.28          0.377
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Measured                        0.30           14.0          0.37          0.411
--------------------------------------------------------------------------------
Indicated                       0.30           49.7          0.37          0.411
--------------------------------------------------------------------------------
Measured + Indicated            0.30           63.7          0.37          0.411
--------------------------------------------------------------------------------
Inferred                        0.30           18.2          0.35          0.480
--------------------------------------------------------------------------------

At least 5 additional copper-molybdenum-gold porphyry targets and more than 15 poly-metallic volcanic and sediment hosted targets occur within the property and the Company considers the overall property to host an extensive exploration upside. The Company's technical team will be focused on infill drilling to upgrade the deposit as well as implementing an aggressive exploration strategy to test the numerous exploration targets in and around the known deposit. Drill permitting and surface exploration programs will commence shortly.

In 2005 Lumina Resources, later acquired by Western Copper, conducted the first major exploration in the area since 1994 that comprised historic data compilation, airborne geophysics (2,687 line kilometers), diamond drilling
(3,155 m in 18 holes), geological mapping, prospecting, geochemical surveys (3,842 soil samples), and alteration studies. Lumina discovered porphyry style copper-gold molybdenum mineralization in the NW Expo zone (hole EC-228 intersected 1.0 g/t Au and 0.17% Cu over 95 m). In 2007 Western Copper further tested the NW Expo target with 2 drillholes and intersected two mineralized horizons. The drillholes cut an upper zone of mineralization containing 82.6 meters of 0.033% molybdenum and 0.14 g/t gold and a deeper mineralized interval of 182.5 meters grading 0.58 g/t gold and 0.013% molybdenum. The second drillhole intersected the upper zone over an interval of 27.4 meters containing 0.022% molybdenum and 0.13 g/t gold and the deeper zone intersected 204.2 meters grading 0.74 g/t gold and 0.012% molybdenum (refer to Western Copper press release April 2007).

The Island Copper Property, owned 100% by Western Copper, consists of 216 mineral claims (approximately 42,669 hectares) located in a known copper-porphyry mining camp and surrounds the formerly producing Island Copper Mine of BHP-Utah. During Island Copper's operation from 1971 to 1995, the mine produced 345 million tonnes of ore with average metal grades of 0.41% Cu, 0.017% Mo and 0.19 g/t Au. The rhenium content of the molybdenum concentrate was an important by-product. The demand for rhenium has driven prices to $10,550 per kilogram.

The Company has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Depending on initial results the Company will spend an additional $13.1 million in years two and three on drilling, metallurgical, and engineering studies in the completion of a pre-feasibility report on the Hushamu deposit. This expenditure, a total of $15 million, and the completion of a pre-feasibility report will earn the Company a 49% interest in the project (Option 1). The Company can earn an additional 16% by funding a subsequent feasibility study by the fourth year (Option 2) and an additional 5% can be earned upon completion of mine permitting (Option 3) for a total interest of 70% with Western Copper retaining a 30% participating interest in the joint venture.

SELECTED QUATERLY FINANCIAL INFORMATION AND FIRST QUARTER DISCUSSION

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            -----------------------   -------------------------------------------------   -----------------------
                                  FISCAL 2008                            FISCAL 2007                            FISCAL 2006
                            -----------------------   -------------------------------------------------   -----------------------
                              JUN 30       MAR 31       DEC 31       SEP 30       JUN 30       MAR 31       DEC 31       SEP 30
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Revenues                           Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

Net Income (Loss)             (257,856)    (314,157)     325,822     (515,787)    (408,518)    (486,206)  (1,126,568)    (836,136)

Net Income (Loss) per Common
   Share - Basic and Diluted     (0.01)       (0.01)        0.01        (0.01)       (0.01)       (0.01)       (0.02)       (0.02)
                            -----------------------   -------------------------------------------------   -----------------------


SUMMARY OF FINANCIAL RESULTS

For the three months ended June 30, 2008, the Company reported a consolidated loss of $257,856 ($0.01 per share), a decrease of $150,662 from the loss of $408,518 ($0.01 per share) for the three months ended June 30, 2007. The decrease in the loss in the 2008 period, compared to the 2007 period, can primarily be attributed to a $28,642 decrease in operating expenses and $122,020 increase in other income items.

RESULTS OF OPERATIONS

The Company's operating expenses for the six months ended June 30, 2008 were $940,499, a decrease of $116,660 from $1,057,159 in the 2007 period as a result of the following:

(i) Administrative and management services decreased by $35,233 primarily as a result of a portion of these fees being recovered from other shareholder companies of Grosso Group Management Ltd. ("Grosso Group") (see discussion on related party transactions below).

(ii) Corporate development and investor relations costs of $81,644, compared to $31,664 during 2007, mainly due to increased costs associated with advertising and attendance to investor conferences.

(iii) General exploration increased by $78,749 mainly as the Company continues to expense costs associated with exploration that are not related to specific projects or properties. The costs primarily relate to the Company's exploration activities in Argentina.

(iv) Office and sundry increased by $62,410 as a result of increased activity during the period.

(v)      Professional fees decreased by $251,031 due to reduced legal fees.

(vi) Travel and accommodation increased to $38,190 in the 2008 period compared to $13,225 due to the Company actively seeking out new exploration projects in the period.

(vii) Navidad holding costs were $Nil in the 2008 period compared to $77,775 in the 2007 period due to the Company transferring control of the Navidad project to Aquiline.

In the 2008 period the Company recorded interest income of $382,470 compared to 171,296 in the 2007 period as a result of an increase in short-term investments.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at June 30, 2008 was $198,460, an increase of $14,832 from December 31, 2007. Short-term investments increased by $17,750,684 to $24,564,146 at June 30, 2008 from $6,813,462 at December 31, 2007. Total assets at June 30, 2008 were $25,625,167, a decrease of $499,323 from $26,124,490 at December 31, 2007.

The Company has received $Nil from the exercise of options and warrants from January 1, 2008 to August 11, 2008. As at August 11, 2008, the Company had working capital of approximately $25,400,000.

The Company considers that it has adequate resources to maintain its operations for the next fiscal year. The funds on hand will allow the Company proceed with its plans for the island Copper Project and to acquire viable advance stage exploration assets. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of mineral exploration projects as needed. There can be no assurance that the Company will be successful in obtaining the required financing.

Except as disclosed the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the six months ended June 30, 2008 was $549,781, compared to cash outflow for the 2007 period of $1,392,183 primarily as a result of decreased operating activities and the collection of receivables in the 2008 period.

FINANCING ACTIVITIES

During the six months ended June 30, 2008 there were no cashflows from financing activities. During the six months ended June 30, 2007, the Company received $Nil from the proceeds of private placements and $59,500 on the exercise of options.

INVESTING ACTIVITIES

Investing activities generated cash of $564,613 during the six months ended June 30, 2008, compared to $1,000,000 for the 2007 period. In the 2008 period this was a result of expenditures on mineral properties, collection of the Navidad interest, increase in marketable securities and an increase in short-term investments. In 2007, this was a result of funds being withdrawn from short-term investments.

RELATED PARTY TRANSACTIONS

The Company engages Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company owned by the Company, Golden Arrow Resources Corporation, Amera Resources Corporation and Blue Sky Uranium Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the six months ended June 30, 2008, the Company incurred fees of $225,048 (2007 - $181,947) to the Grosso Group:
$229,338  (2007 -  $252,338)  was paid in monthly  payments  and $4,290  (2007 -
$70,391) is included in other receivables, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. Also included in accounts receivable, prepaids and deposits is a $205,000 (2007 - $205,000) deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

Effective May 31, 2008 Astral withdrew as a shareholder of Grosso Group and discontinued the use of the services and facilities provided.

During six months ended June 30, 2008, the Company paid $185,000 (2007 - $159,400) to companies controlled by directors and officers of the Company, for accounting, management and consulting services provided.

Effective January 1, 2008 the Company entered into a consulting agreement with a company controlled by a director of the Company for a fee of $10,000 per month plus reimbursement for out-of-pocket expenses. Discretionary bonuses may also be paid if approved by the compensation committee. Accordingly, the total compensation paid to the director in the six months ended June 30, 2008 was $60,000.

The Company may terminate this agreement by giving the director thirty day written notice. In the event the Company terminates this agreement the director may be entitled to receive the discretionary bonus.

The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President for an annual fee of $250,000. Accordingly, the total compensation paid to the President in the six months ended June 30, 2008 was $125,000 (2007 - $125,000).

In the event the contract is terminated by the Company or as a result of a change of control, a payment is payable to the President consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors (iii) three years of monthly compensation (which may be adjusted annually) and (iv) bonus of $461,500. If the termination had occurred on June 30, 2008, the amount payable under the contract would be $1,211,500. In the event the contract is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, a bonus in the amount of $461,500 is payable.

Effective May 1, 2007, the Company negotiated agreements with the other shareholder companies of the Grosso Group for the President of the Company to provide services for a monthly fee. The agreements may be terminated at any time at the other companies' discretion upon 30 days written notice. The Company reserves its right to restrict services provided by the President to the other shareholder companies based on its own requirements for the President's services, at which time the fee would be adjusted accordingly. For the period ended June 30, 2008, the Company has accrued a total of $38,292 from the other shareholder companies which has been recorded as a reduction in Administrative and management services expense. The fees will be reviewed and adjusted on a periodic basis.

All of the related party transactions and balances in these consolidated financial statements arose in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES AND RECENT ACCOUNTING PRONOUNCEMENTS

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005. These accounting policies can have a significant impact of the financial performance and financial position of the Company.

NEW ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a)      GENERAL STANDARDS ON FINANCIAL STATEMENT PRESENTATION

         CICA Handbook Section 1400, General Standards on Financial Statement Presentation, has been amended to include requirements to assess and disclose a company's ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this standard did not have an effect on the Company for the six months ended June 30, 2008.

(b)      CAPITAL DISCLOSURES

         CICA Handbook Section 1535, Capital Disclosures, establishes standards for disclosing information about the company's capital and how it is managed. Under this standard the Company will be required to disclose the following, based on the information provided internally to the company's key management personnel:

                 (i)       qualitative   information   about   its   objectives,
                           policies and processes for managing capital.
                 (ii)      summary  quantitative  data  about what it manages as
                           capital.
                 (iii) whether during the period it complied with any externally imposed capital requirements to which it is subject.
                 (iv) when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

         This standard is effective for interim and annual financial statements beginning on January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

(c)      GOODWILL AND INTANGIBLE ASSETS

         CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the preoperating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company has not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

(d)      FINANCIAL INSTRUMENTS DISCLOSURES

         In March 2007, the CICA issued section 3862 FINANCIAL INSTRUMENTS - DISCLOSURES and Section 3863 FINANCIAL INSTRUMENTS - PRESENTATION, which together comprise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements.
         Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. The standard deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. These sections are effective for interim and annual financial statements beginning January 1, 2008. The adoption of this change on the disclosure in the financial statements did not have an effect on the Company for the six months ended June 30, 2008.

(E)      INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that the date for publicly-listed companies to use IFRS, replacing Canadian GAAP, is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

In addition to the above, reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 11 of the Company's consolidated financial statements for the years ended December 31, 2007, 2006 and 2005.

FINANCIAL INSTRUMENTS

The Company's financial instruments as at June 30, 2008 consist of cash, marketable securities, short-term investments, amounts receivable and deposits and accounts payable and accrued liabilities. For discussion of the valuation of these financial instruments for financial reporting purposes, refer to the Critical Accounting Estimates and Recent Accounting Pronouncements section above.

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to litigation, disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2007 Management Discussion and Analysis.

DISCLOSURE CONTROL AND PROCEDURES

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the six months ended June 30, 2008 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the completed year that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

SHARE DATA INFORMATION

As of August 11, 2008 there were 52,132,064 common shares, 1,666,670 warrants and 3,910,000 stock options outstanding.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations' activities. The Company maintains a website at www.imaexploration.com.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Joseph Grosso, President and Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 11, 2008

/s/ Joseph Grosso
-----------------------------------
Joseph Grosso,
President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 11, 2008


/s/ Arthur Lang
------------------------------------
Arthur Lang, Chief Financial Officer